UNIT
SECURITIES AND E
Washing

08033073

SEC Mail Processing
Section

NOV 24 2008

Washington, DC
110

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SEC FILE NUMBER
8- 65343

AB 11/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd., Suite 200
(No. and Street)

PROCESSED
NOV 28 2008
THOMSON REUTERS

Nashville (City) TN (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Nieboer 615-386-0231
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

SEC Mail Processing Section
NOV 24 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott R. Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CRYSTAL NORTON
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

Signature

Chief Manager
Title

Crystal Norton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2008

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2008

CONTENTS

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 19, 2008

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash	$ 83,409
Deposits with clearing broker	4,554,585
Securities owned:	
Marketable, at market value - Note 4	6,944,488
Not readily marketable, at estimated fair value - Note 4	11
Prepaid expenses and other assets	32,396
Furniture and equipment - at cost, less accumulated depreciation of $61,321	3,953
TOTAL ASSETS	$ 11,618,842

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to clearing broker, net - Note 5	$ 8,130,736
Marketable securities sold, not yet purchased, at market value - Notes 4 and 9	344,151
Accounts payable and accrued expenses	108,299
TOTAL LIABILITIES	8,583,186
COMMITMENTS - Note 7	
MEMBER'S EQUITY	3,035,656
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,618,842

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2008

REVENUES	
Interest and dividend income	$ 901,854
Commission income	21,149
TOTAL REVENUES	923,003
EXPENSES	
Trading loss	2,849,720
Floor brokerage, exchange, and clearance fees	246,340
Communication and data processing	144,601
Interest	294,713
Occupancy - Note 7	29,684
Other - Note 8	337,483
TOTAL EXPENSES	3,902,541
NET LOSS	$ (2,979,538)

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2008

BALANCE - BEGINNING OF YEAR	$ 4,765,194
Member's equity contribution	1,250,000
Net loss for the year	(2,979,538)
BALANCE - END OF YEAR	$ 3,035,656

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

OPERATING ACTIVITIES	
Net loss	$ (2,979,538)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,080
(Increase) in operating assets:	
Deposits with clearing broker	542,866
Marketable securities, at market value	3,621,375
Marketable securities, at estimated fair value	242
Prepaid expenses and other assets	31,260
Increase (decrease) in operating liabilities:	
Payable to clearing broker	(2,613,839)
Marketable securities sold, not yet purchased	228,488
Accounts payable and accrued expenses	(12,901)
Total Adjustments	1,805,571
NET CASH USED IN OPERATING ACTIVITIES	(1,173,967)
FINANCING ACTIVITIES	
Member's equity contribution	1,250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,250,000
NET INCREASE IN CASH	76,033
CASH - BEGINNING OF YEAR	7,376
CASH - END OF YEAR	$ 83,409
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest	$ 294,577

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company"), a Tennessee limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Trace Partners, LP, a Nevada limited partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deposits with clearing broker

The Company clears its proprietary and customer transactions through another broker-dealer, Sterne, Agee & Leach, Inc. ("SAL") on a fully disclosed basis via a correspondent clearing agreement which expires on July 23, 2009. The Company has agreed to maintain a deposit account with SAL equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. In management's opinion, such accounting has no material effect on the financial statements. All of the Company's trading activities are cleared by SAL Financial Services, Inc.

Marketable securities are valued at market value, and any securities not readily marketable are valued at estimated fair value as determined by management.

Furniture and equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

Trading income and loss

Trading income (loss) is recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and consists of realized and unrealized gains (losses).

Interest and dividend income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to Trace Partners, LP, and the Company is only liable for state excise tax based on the portion of its taxable income that is not self-employment income as provided under applicable state law. State excise tax is provided currently based on management's estimate of the Company's effective tax rate for its fiscal reporting year.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* which is effective for fiscal years beginning after December 15, 2007. FIN 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction. The cumulative effect of changes arising from the initial application of FIN 48 is required to be reported as an adjustment to the opening balance of member's equity in the period of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (FAS-157), *Fair Value Measurements.* FAS-157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS-157 are effective for the Company for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (FAS-159), *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.* The fair value option established by FAS-159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS-159 is effective for the Company for fiscal years beginning after November 15, 2007.

The Company is currently evaluating the impact, if any, of the adoption of these pronouncements on the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash balances are maintained at two financial institutions and are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 for each. The balances per bank at one financial institution exceeded the FDIC limit by approximately $24,000 at September 30, 2008.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation (SIPC), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $100,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker/dealers, regional broker/dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

Subsequent to year end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Company's investments have likely incurred a significant decline in market value since September 30, 2008.

NOTE 4 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of the following at September 30, 2008:

	Owned	Sold, Not Yet Purchased
Corporate stocks and warrants	$ 450,863	$ -
Corporate bonds, debentures and notes	6,493,636	344,151
	$ 6,944,499	$ 344,151
Marketable securities owned, at market value	$ 6,944,488	$ 344,151
Not readily marketable securities owned, at estimated fair value	11	-
	$ 6,944,499	$ 344,151

NOTE 5 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, SAL, consist of the following at September 30, 2008:

Payable to clearing broker	$ (8,373,778)
Monthly trading loss payable to clearing broker	(18,351)
Interest receivable from clearing broker	261,393
Payable to clearing broker, net	$ (8,130,736)

NOTE 6 - BORROWING ARRANGEMENTS

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

On October 10, 2007, the Company entered into a $2,000,000 line of credit agreement with U.S. Bank National Association, which expired on October 31, 2008. Interest on outstanding borrowings was charged at 2% over prime rate. Borrowings under the line were collateralized by all securities and investment property of the Company. There was no activity on the line during fiscal year 2008.

NOTE 7 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2011, and calls for escalating monthly lease payments plus additional fees for parking.

Aggregate future rental payments required under the lease follow:

Year ending September 30,	
2009	$ 29,232
2010	30,398
2011	18,139
Total future minimum lease payments	$ 77,769

Total rent expense incurred under all operating leases for the year ended September 30, 2008, amounted to $29,684.

NOTE 8 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses, that were applicable to partners of an affiliated company, amounted to approximately $112,000 for the year ended September 30, 2008.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2008 at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company had regulatory net capital of $1,373,515, which was $1,123,515 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .08 to 1.

SUPPLEMENTAL SCHEDULES

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2008

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 3,035,656
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Interest receivable from clearing broker	261,393
Deposit at clearing broker "for benefit of customer"	561
Note receivable	-
Interest receivable on note	-
Not readily marketable securities owned, at estimated fair value	11
Prepaid expenses and other assets	32,396
Furniture and equipment, net	3,953
Total deductions and/or charges	298,314
Net capital before haircuts on securities positions	2,737,342
Haircuts on securities:	
Trading and investment securities	1,041,684
Undue concentration	322,143
Total haircuts on securities	1,363,827
Net Capital	$ 1,373,515
Total aggregate indebtedness	$ 108,299
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 1,123,515
Excess net capital at 1000%	$ 1,362,685
Percentage of aggregate indebtedness to net capital	8 %

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2008

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2008

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2008

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of September 30, 2008)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$ 1,373,515
Audit adjustments - none	-
Net capital, per audited financial statements	$ 1,373,515

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2008

Not applicable.

CURTISWOOD CAPITAL, LL C

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2008

None.

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Curtiswood Capital, LLC (the "Company") as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 19, 2008

END